Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118

November 21, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Attention:                    Mr. William H. Thompson
Branch Chief, Office of Consumer Products

Re:               Fred's, Inc.
Form 10-K for Fiscal Year Ended January 30, 2016
Filed April 14, 2016
File No. 001-14565

Dear Mr. Thompson:

On behalf of Fred's, Inc. ("Fred's"), I am hereby responding to the letter from the Commission's staff dated November 9, 2016, which requires Fred's to provide information within 10 business days with respect to Fred's Form 10-K for the year ended January 30, 2016, filed on April 14, 2016.  As we discussed and agreed on November 21, 2016, Fred's will respond to the Commission's request for information within 10 business days, or by December 6, 2016.

Please call me at 901-238-2232 if you have any questions.

Sincerely,

/s/ Rick Hans

Rick Hans
Chief Financial Officer